UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MICROBOT MEDICAL INC.

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

59503A 105

(CUSIP Number)

Yoseph Bornstein

22 Hamelacha St.

Rosh-Ha’Ayin, 48091, P.O.Box 11372, Israel

(+972) 544553007

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59503A 105

1.	Names of Reporting Person: Yoseph Bornstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: None
	8	Shared Voting Power: 4,880,399 (see Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 4,880,399 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,880,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 13.19%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	59503A 105

1.	Names of Reporting Person: LSA- Life Science Accelerator Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: None
	8	Shared Voting Power: 4,880,399 (see Item 5)
	9.	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,880,399 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,880,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 13.19%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Microbot Medical Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 25 Recreation Park Drive, Unit 108, Hingham, MA 02043.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Yoseph Bornstein. Mr. Bornstein is a natural person, and is a director on the Board of Directors of the Company, with an address of 22 Hamelacha St., Rosh-Ha’Ayin, , 48091, P.O.Box 11372, Israel.

Mr. Bornstein has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Bornstein is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration

From August 24, 2017 through October 24, 2017, Mr. Bornstein sold an aggregate of 425,000 shares of Company Common Stock directly or through his Rule 10b5-1 trading plan (the “Stock Sales”). The information set forth in Item 5(c) hereto is incorporated herein by reference.

Item 4. Purpose of Transaction

As a result of the Stock Sales, Mr. Bornstein’s beneficial ownership in the Company decreased to 13.19%

Mr. Bornstein disposed of the securities of the Company directly or pursuant to his Rule 10b5-1 trading plan and may make further sales of shares of Company Common Stock directly or through his Rule 10b5-1 trading plan.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this report, LSA - Life Science Accelerator Ltd. (“LSA”) beneficially owns 4,880,399 shares of the Company Common Stock, which number of shares represents approximately 13.19%. Mr. Bornstein is the CEO and Director of LSA and of Shizim Ltd. (“Shizim”), and Mr. Bornstein is the majority equity owner of Shizim. Shizim is the majority equity owner of LSA. Accordingly, Mr. Bornstein may be deemed to share voting and investment power over the shares beneficially owned by these entities.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Bornstein has shared power with LSA to vote or direct the vote, and to dispose or direct the disposition, of 4,880,399 shares of Company Common Stock.

(c)	The following transactions were effected by Mr. Bornstein through LSA directly or pursuant to his Rule 10b5-1 trading plan during the past sixty (60) days:

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Price Per Share
Yoseph Bornstein	08/24/2017	Sell	10,000	$1.0311
Yoseph Bornstein	08/25/2017	Sell	15,000	$1.0808
Yoseph Bornstein	08/30/2017	Sell	5,000	$1.07
Yoseph Bornstein	08/30/2017	Sell	5,000	$1.0605
Yoseph Bornstein	09/06/2017	Sell	25,000	$1.00
Yoseph Bornstein	09/06/2017	Sell	610	$1.08
Yoseph Bornstein	09/06/2017	Sell	20,000	$1.01
Yoseph Bornstein	09/12/2017	Sell	19,390	$1.12
Yoseph Bornstein	09/19/2017	Sell	25,000	$1.1941
Yoseph Bornstein	09/19/2017	Sell	25,000	$1.1752
Yoseph Bornstein	09/26/2017	Sell	25,000	$1.2487
Yoseph Bornstein	09/26/2017	Sell	25,000	$1.2273
Yoseph Bornstein	10/03/2017	Sell	25,000	$1.1883
Yoseph Bornstein	10/03/2017	Sell	25,000	$1.1735
Yoseph Bornstein	10/04/2017	Sell	3,000	$1.48
Yoseph Bornstein	10/05/2017	Sell	22,000	$1.4908
Yoseph Bornstein	10/10/17	Sell	25,000	$1.3671
Yoseph Bornstein	10/10/17	Sell	25,000	$1.3891
Yoseph Bornstein	10/17/2017	Sell	25,000	$1.1687
Yoseph Bornstein	10/17/2017	Sell	25,000	$1.1567
Yoseph Bornstein	10/24/2017	Sell	25,000	$1.1382
Yoseph Bornstein	10/24/2017	Sell	25,000	$1.318

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2017

By:	/s/ Yoseph Bornstein
Name:	Yoseph Bornstein

LSA - Life Science Accelerator Ltd.

By:	/s/ Yoseph Bornstein
Name:	Yoseph Bornstein
Title:	Chief Executive Officer